UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

SavvyShares LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1108254
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1365 Fourth Avenue San Diego, California, 92101
(Full mailing address of principal executive offices)

(619) 234-5884
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to SavvyShares LLC, a Delaware limited liability company and references to our “Manager” refer to SavvyShares PBC, a Delaware public benefit corporation and our manager.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Special Financial Report on Form 1-SA of SavvyShares LLC, a Delaware limited liability company contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends or distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated July 15, 2020 filed pursuant to Rule 253(g)(2) (the “Offering Circular”) under the caption “Risk Factors,” which are incorporated herein by reference.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Overview

We were organized as a limited liability company under the laws of the State of Delaware on January 2, 2020. We are managed by SavvyShares PBC a Delaware public benefit corporation, which we refer to as our Manager, under the terms of our operating agreement (“Operating Agreement”) and management services agreement (“Management Agreement”). We seek to build and offer customers access to the world’s first and largest database of Member Data owned (as defined below) by a community comprised of its members, which we refer to as our Database, and to build a business focused on growing and developing the Database. Our Database will be comprised of various types of data captured or delivered depending on the methodology and submitted into the Database, such as behavior data tracked through our App, data obtained from self-reported surveys and interviews, behavior data obtained from third parties with a member’s consent, and any other social or related data satisfying our requirements (“Member Data”).

Operating Results

During the period from January 2, 2020 (inception) to June 30, 2020, our Manager was our sole member. As such, we accounted for the expenses paid on our behalf by our Manager or which we paid and have the right of reimbursement from our Manager during this period as our expenses with a corresponding credit to paid in capital, in accordance with the guidance in SAB Topic 5T. For the period from January 2, 2020 (inception) through June 30, 2020, the expenses paid on our behalf by our Manager totaled $224,281. These expenses primarily consisted of fees, costs and expenses incurred in connection with our organization and in connection with the initial offer and sale of our shares, including legal and accounting fees and Member Acquisition Costs.

Our Manager will resign as, and cease to be, a member on the date that the first contributor of data to SavvyShares is admitted as a member. From that date, we believe that SAB Topic 5T will cease to apply and we will cease recording as our expenses those expenses that our Manager incurred on our behalf for which our Manager does not have a contractual right of reimbursement.

Our Manager is obligated to cover certain of our expenses associated with Member Acquisition Costs without reimbursement until July 14, 2021 pursuant to our Management Agreement. As of June 30, 2020, we have not generated any revenue from operations. We therefore have not incurred any management fees to our Manager under the terms of the Management Agreement.

Liquidity and Capital Resources

Through June 30, 2020, we have had no significant expenses, as our Manager was obligated to cover our organizational expenses, including expenses incurred to qualify the initial offer and sale of the shares pursuant to Regulation A under the Securities Act of 1933, as amended with the Securities and Exchange Commission, and all of our operational expenses through the July 14, 2020 date of such qualification. As of July 14, 2020, we are obligated to promptly reimburse our Manager for all our operating expenses advanced by our Manager, in accordance with our Management Agreement (which the Manager may modify unilaterally). We will not have the ability to reimburse our Manager until we generate revenues from operations. Our Manager continues to be responsible for certain organizational expenses, Database development expenses and member acquisition costs as further described in “Note 6 – Expenses” to the financial statements included herein. Our current dependence on our Manager for funding of our expenses raises substantial doubt about our ability to continue as a going concern.

Our Manager’s capacity to fund our expenses through the time when we generate sufficient revenues from operations is dependent on our Manager’s existing cash resources and its ability to obtain additional capital financing from investors sufficient to meet our needs and the needs of our Manager’s other operations. Our Manager presently intends to seek equity or convertible debt capital from unaffiliated investors, but it presently has no financing commitments. Our Manager has in the past and may also in the future receive capital from Luth Research or its affiliates; however, Luth Research and its affiliates are not obligated to provide capital to our Manager. Our Manager believes that it will be able to raise capital that, combined with its existing cash resources, will be sufficient to fund all of our expenses through the time when we generate sufficient revenues, at which time our revenues may be used to pay both our expenses and the management fee to our Manager (which management fee may then fund development expenses and member acquisition expenses that are the responsibility of our Manager). However, there can be no assurance that our Manager will be successful in its fundraising efforts. If our Manager is not successful in its intended fundraising efforts, our Manager may be required to delay various planned expenditures for development and marketing of our Database, which delays could materially adversely delay or eliminate generation of revenues and potentially jeopardize our ability to continue as a going concern.

Plan of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for our Offering. Our Offering was qualified with the SEC on July 14, 2020. We will not generate operating revenue until third parties begin to pay us for services related to our Database. Upon generation of revenue, we will be obligated to pay a management fee to our Manager. With the commencement of our Offering, we expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance). We expect to rely on our Manager to fund cash shortfalls for the next twelve months and potentially beyond.

Item 2. Other Information

None.

Item 3. Financial Statements

SavvyShares LLC

Balance Sheet

As of June 30, 2020

(Unaudited)

ASSETS
Current Assets
Cash	$1,353
Due from Manager	$16,600
Total Current Assets	$17,953

TOTAL ASSETS	$17,953

LIABILITIES AND MEMBER CAPITAL
Current Liabilities
Accounts payable	$4,285
Accrued expenses	$13,691
Total Current Liabilities	$17,976

TOTAL LIABILITIES	$17,976

MEMBERS’ CAPITAL
Members’ Share Capital	$(23)
TOTAL MEMBERS’ CAPITAL	$(23)

TOTAL LIABILITIES AND MEMBERS’ CAPITAL	$17,953

The accompanying notes are an integral part of these financial statements.

SavvyShares LLC

Statement of Operations

For the interim period from January 2, 2020 (inception) to June 30, 2020

(Unaudited)

Expenses
General & administrative expenses	$224,281
Total Expenses	$224,281

Net Loss	$(224,281)

The accompanying notes are an integral part of these financial statements.

SavvyShares LLC

Statement of Changes in Members’ Capital

For the period from January 2, 2020 (inception) through June 30, 2020

(Unaudited)

Balance as of January 2, 2020 (inception)	$-

Contributions	$224,258
Net Loss	$(224,281)

Balance as of June 30, 2020	$(23)

The accompanying notes are an integral part of these financial statements.

SavvyShares LLC

Statement of Cash Flows

For the interim period from January 2, 2020 (inception) to June 30, 2020

(Unaudited)

Cash Flows From Operating Activities
Net Loss	$(224,281)
Cash provided from working capital changes
Increase in due from Manager	$(16,600)
Increase in accounts payable	$4,285
Increase in accrued expenses	$13,691
Increase in Due to manager
Net Cash used in Operating Activities	$(222,905)

Cash Flows From Financing Activities
Contributions by Manager paid directly to vendors	$224,258
Net Cash provided by Financing Activities	$224,258

Net Increase (Decrease) in Cash and Cash Equivalents	$1,353

Cash and Cash Equivalents, Beginning of Period	$-
Cash and Cash Equivalents, End of Period	$1,353

The accompanying notes are an integral part of these financial statements.

SavvyShares LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2020

1. Organization and Purpose

SavvyShares LLC (the “Company”), a Delaware limited liability company, was formed on January 2, 2020. The Company was formed to build, operate, maintain, use and otherwise deal with databases comprised of member data that is licensed to the Company (collectively, the “Database”). The Company has not commenced principal operations nor generated revenue as of October 2, 2020.

The Company has entered into a management services agreement (the “Management Agreement”) with SavvyShares PBC (the “Manager”), a Delaware public benefit corporation, to provide business, operational and financial management services to the Company. The rights, duties and powers of the Manager are governed by the Management Agreement and Company operating agreement (“Operating Agreement”). The Manager, acting alone, has the power and authority to act for and bind the Company. The Management Agreement may not be terminated by the Company and can be terminated by the Manager with thirty days’ written notice.

2. Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated any revenues as of October 2, 2020.

The Company has no plans to raise capital to fund its operations, and it is therefore dependent on the Manager for all Organizational Expenses (defined in Note 6 – Expenses) and presently dependent on the Manager for all Operational Expenses (defined in Note 6 – Expenses). The Company is also dependent on the Manager for all costs associated with development, improvement and maintenance of the Database (“Development Expenses”). The Manager is not entitled to reimbursement for Organizational Expenses. The Manager is not entitled to reimbursement for Operational Expenses paid by the Manager that are or would have been, but for the provisions of the Management Agreement denying such reimbursement, accrued by the Company on or before July 14, 2020 (the “Qualification Date”), the date the offering of Shares under Regulation A was first qualified with the SEC (see Note 6 – Expenses). The Manager is entitled to reimbursement for Operational Expenses accrued by the Company after the Qualification Date. The Manager is not entitled to reimbursement for Development Expenses. The Manager will not be entitled to reimbursement for Member Acquisition Costs (as defined below in Note 6 – Expenses) incurred for the one-year period beginning on the Qualification Date.

The Manager has not committed to the Company to fund any particular amounts for any of these purposes. The Company’s dependence on the Manager for funding of these expenses raises substantial doubt about the Company’s ability to continue as a going concern.

The Manager’s ability to fund all of the Organizational Expenses and to fund Operational Expenses and Development Expenses through the time when the Company generates significant revenues from operations is dependent on the Manager’s existing cash resources and the ability of the Manager to obtain additional capital financing from investors sufficient to meet the needs of the Company and the Manager’s other operations. The Manager presently intends to seek equity or convertible debt capital from unaffiliated investors, but it presently has no financing commitments. The Manager has in the past and may also in the future receive capital from Luth Research, LLC (“Luth Research”); however, Luth Research is not obligated to provide capital to our Manager. Our Manager believes that it will be able to raise capital that, combined with its existing cash resources, will be sufficient to fund all of the Organizational Expenses and to fund Operational Expenses and Development Expenses through the time when the Company generates significant revenues, at which time revenues earned by the Company may be used to pay both Operational Expenses and the management fee to the Manager (which management fee may then fund Member Acquisition Costs that are the responsibility of the Manager and further Development Expenses). However, there can be no assurance that the Manager will be successful in its fundraising efforts. If the Manager is not successful in its intended fundraising efforts, the Company will be required to delay various planned expenditures for development of the Database, which delays could adversely delay generation of revenues and potentially jeopardize the Company’s ability to continue as a going concern.

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in preparation of its financial statements. The policies are in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) and are presented in U.S. dollars.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company has elected to be taxed as a corporation and uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recent Accounting Pronouncements – Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. Company Operating Agreement

The Manager is the sole initial member. The Manager will automatically resign as, and cease to be, a member upon any other person being admitted as a member of the Company. In the event the Company would otherwise have no member, the Manager will automatically be admitted as a member, but will again automatically resign upon the subsequent admission of another Person as a member of the Company as provided in the immediately preceding sentence. In its capacity as initial member, the Manager has no obligation to make any contribution to, or pay any liabilities of, the Company, and has no right or entitlement to any distributions from the Company.

The Company will issue unit-denominated common limited liability company interests in the Company (“Shares”). Each Share will be offered in exchange for specific categories of data obtained from self-reported surveys and interviews, behavior data obtained from third parties with a member’s consent, and any other social or related data satisfying the Company’s requirements, which is referred to as Member Data (“Member Data”).

The Shares will be non-transferable, except as may be required by law, and will not be listed for trading on any exchange or automated quotation system. The members will not have any voting, consent or management rights relating to the management and operation of the Company, except to appoint a liquidator upon the dissolution of our Company if the Company does not have a Manager at that time.

A member may resign as a member for all purposes at any time by redeeming all of its Shares. A member may, at any time and from time to time, elect to terminate, or in some cases, reduce the scope of, the Company’s license to use the Member Data he or she contributed to the Company by written notice to the Company made in accordance with the then current Member Data policies, in which case the Shares issued in exchange for the Company’s original rights to such Member Data will be redeemed. A member will automatically cease to be a member for all purposes immediately upon such member ceasing to own of record any Shares.

Contributions

An individual may be admitted as a member and issued Shares by contributing Member Data, as defined in the Operating Agreement, to the Company in accordance with the Company’s Member Data policies, subject to the Manager accepting such contribution. Members have no obligation to contribute funds to the capital of the Company or to make additional contributions. A member may, in such member’s discretion, make additional contributions of Member Data in return for additional Shares from time to time in accordance with the Company’s Member Data policies, subject to the Manager accepting such contribution.

Distributions

The Manager intends for the Company to distribute (i) distributable cash from operations (but excluding proceeds from the sale of all or substantially all of the Company’s assets) for each annual period no less frequently than once per annum; provided that if the estimated distribution per Share is not expected to exceed $0.25, as adjusted appropriately for any Share dividend, Share split, combination or other similar recapitalization with respect to the Company’s equity, the Manager may elect to not make a distribution in such annual period, and (ii) proceeds, if any, realized by or available to the Company (after deducting therefrom an amount for addition to a reserve for contingencies, working capital, and the payment of unreserved or unfunded Company obligations, such amounts to be established by the Manager in its discretion) net proceeds from the sale of all or substantially all of the Company’s assets within thirty days following the receipt by the Company of such proceeds.

Upon a member’s resignation or termination as a member or partial redemption of Shares, the member will no longer be entitled to any further distributions with respect to the Shares redeemed, irrespective of whether distributable cash was available for distribution at or prior to such time.

5. Related Party Transactions

The Company anticipates conducting various transactions with the Manager, a related party, including but not limited to those specified in the Management Agreement (see Note 6), and with Luth Research. The Company and the Manager are under common control with Luth Research. The Company will follow the accounting and disclosure requirements under ASC 850-10-50 with regards to any related party transactions and relationships.

6. Management Agreement

Management Fee

The Company is obligated to pay to the Manager a management fee (the “Management Fee”) calculated as the sum of 50% of the Net Revenues (defined below) of the Company.

“Net Revenues” means (i) all revenue recognized by the Company from (a) discovery activities that derive value from the content contained in the Database and (b) license fees, royalties and other revenue derived from intellectual property acquired through collaborations with third parties with respect to Member Data, less (ii) Operational Expenses. For this purpose, Operational Expenses do not include Organizational Expenses, Operational Expenses borne by the Manager (See Note 7 – Expenses) or the Management Fee. See also Note 7 –Manager Operations Separate from the Company, concerning activities that the Manager may conduct that do not generate revenue for the Company and are therefore excluded from Net Revenues.

The Manager will determine the Management Fee with respect to Net Revenues for each fiscal quarter. The Management Fee is payable within ten (10) days following the closing of the Company’s books for each quarter, to the extent of available cash in the Company. To the extent sufficient cash is not available at a payment date, the unpaid portion of the Management Fee will accrue and be paid promptly following the Company’s receipt of cash sufficient to pay the amount in arrears.

Manager Operations Separate from the Company

The Company will earn revenues from data discovery activities that derive value from the content contained in the Database, such as (i) providing to third parties (collectively, “Customers”), access to the Database for population-level or representative sampling, (ii) making available to Customers, directly or through the Manager, contact information for Members who have elected to allow the sharing of such contact information, (iii) communication and member engagement services provided to Customers following an activity that identifies or provides contact information of members, (iv) providing data, whether or not similar to the Member Data, to third parties for population-level or representative sampling, including data from the Database, provided that less than 50% of the total data for the project is derived from the Database (i.e. Luth Research may purchase access to the Member Data in the Database for purposes of providing services to its customers). The cost for such data will be the value of the shares issued by the Company for such Member Data, plus ten percent (10%) and any such payments to the Company will be considered revenues from a data discovery activity); and (v) professional services such as survey design, marketing consultation or project management. The Management Agreement indicates that certain activities are not data discovery activities and permits the Manager in its sole discretion to choose to conduct such activities for its own or for its affiliate’s account or for Customers without accounting to the Company for the revenues derived from such activities.

Database Development and Intellectual Property License

Pursuant to the Management Agreement, the Manager develops and improves the Database at the Manager’s sole expense. The Manager will own all intellectual property, including U.S. and foreign patents and trade secrets, conceived or discovered by the Manager, solely or jointly with the Company, related to the Database (collectively, “Database IP”). Database IP does not include intellectual property rights the Company acquires from collaborations with third parties (other than the Manager) that obtain Access to the Database (“Collaboration IP”), which Collaboration IP will be owned by the Company. The Manager has non-exclusive rights to certain Database IP owned by Luth Research, including the right to sublicense such Database IP to the Company.

The Company enjoys a non-exclusive license for the Database IP, which license will continue in perpetuity in the event of termination of the Management Agreement, the Manager ceasing to serve as manager of the Company or the dissolution of the Manager.

Other Intellectual Property

The Manager owns or has license rights from Luth Research for certain trademarks, trade dress, logos, internet domain names, websites and associated software and social media accounts created for the Company. The Company has an exclusive license to all such properties but the Manager and Luth Research each have reserved the non-exclusive right to use such properties in connection with their operations that are separate from those of the Company.

Expenses

The Manager is responsible for, and not entitled to reimbursement for, all fees, costs or expenses incurred by it on behalf of the Company in connection with organizing and managing the Company and in connection with the initial offer and sale of the Shares, including printing, travel, filing fees, marketing expenses, legal and accounting fees, and similar fees incurred in connection with the investigation, evaluation, registration, qualification, issuance and sale thereof, such as costs incurred in qualifying for the exemption from registration pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”) with the Securities and Exchange Commission, including any post-qualification amendments or supplements to the initial Regulation A offering statement (collectively, the “Organizational Expenses”).

The Company is obligated to reimburse the Manager promptly for all Operational Expenses (defined below) advanced by the Manager. Notwithstanding the foregoing, the Manager is not entitled to reimbursement for Operational Expenses paid by the Manager if such Operational Expenses are or would have been, but for the provisions of the Management Agreement denying reimbursement, accrued by the Company under generally accepted accounting principles on or before the Qualification Date. “Operational Expenses” are all costs and expenses related to the Company’s operations, but excluding the Organizational Expenses, costs to develop Database IP and the Manager’s overhead and compensation related expenses not related to managing the business of the Company, including compensation and expenses of the officers, directors, employees, auditors, attorneys and other agents of the Manager and fees and expenses for administrative, bookkeeping, clerical and related support services, office space and facilities, utilities, telephone and email of the Manager, all of which are the responsibility of the Manager. Operational expenses include the costs and expenses of augmenting data in the Database with data obtained from third parties or from the Manager or its affiliates (other than the Company). The Company will reimburse the Manager for survey design, survey programming, project management and out of pocket costs (including partner fees, which are fees paid to third parties to provide panelists) in accordance with Luth Research’s standard rate sheet in effect at the time for each service (the “Direct Project Costs”). Direct Project Costs are included in Operational Expenses.

Additionally, the Manager will not be entitled to reimbursement for Member Acquisition Costs incurred for the one-year period beginning on the Qualification Date. “Member Acquisition Costs” means selling and marketing expenses for the recruitment of new Members or further acquisitions of Shares by existing Members, including without limitation advertising and promotional expenditures (primarily online marketing) and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in sales or marketing functions.

The Company will pay the Manager a monthly service charge for use of facilities, which will initially be facilities used by Luth Research, including rent, utilities, property and casualty insurance, telephone, internet access, and information technology infrastructure. The monthly charge will initially be $35,000 per month and may be adjusted by the Manager annually or more frequently based on utilization by the Company. The Company intends to disclose any modification of this charge in a report filed with the SEC at least 30 days prior to the effective date of such modification.

Purchase and Sale of Data to Manager Affiliates

The Company may purchase rights to data from Luth Research (or an affiliate) to augment the Member Data in the Database. The cost for such data will be the direct costs paid by Luth Research (or its affiliates), which will consist of the cash payments made in consideration of such data, plus ten percent (10%). The Manager, or an affiliate (including Luth Research) may purchase access to the Member Data in the Database for purposes of providing services to its customers for activities that the Manager or an affiliate is permitted to perform under the Management Agreement. The cost for such data will be the value of the shares issued by the Company for such Member Data, plus ten percent (10%). Any such payments to the Company will be considered revenues from a data discovery activity and are therefore subject to the management fee paid to the Manager.

7. Subsequent Events

The Company has evaluated subsequent events through October 2, 2020, the date these financial statements were available to be issued, and there were no events to report.

Item 4. Exhibits

The following exhibits are filed as part of this special semi-annual report on Form 1-SA:

Number	Exhibit

2a	Certificate of Formation of the Company, filed January 2, 2020 (incorporated by reference to Exhibit 2(a) to the Company’s Form 1-A filed on April 20, 2020)

2b	Limited Liability Company Operating Agreement of the Company, effective as of January 2, 2020 (incorporated by reference to Exhibit 2(b) to the Company’s Form 1-A filed on April 20, 2020)

4a	Form of Subscription Agreement, including form of Purchaser Consent, form of Privacy Policy and form of Terms and Conditions (incorporated by reference to Exhibit 4(a) to the Company’s Form 1-A filed on July 8, 2020)

6a	Amended and Restated Management Agreement, dated as of January 2, 2020, by and between SavvyShares PBC and the Company, including Amended and Restated Intellectual Property License Terms (incorporated by reference to Exhibit 6(a) to the Company’s Form 1-A filed on April 20, 2020)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2020	SavvyShares LLC

	By:	SavvyShares PBC
Its Manager

	By:	/s/ Roseanne Luth
Roseanne Luth Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Roseanne Luth	Chief Executive Officer and	October 2, 2020
Roseanne Luth	Director of SavvyShares PBC (Principal Executive Officer)

/s/ Michael J. Berthelot	Chief Financial Officer	October 2, 2020
Michael J. Berthelot	(Principal Financial Officer and Principal Accounting Officer) of SavvyShares PBC